Exhibit I Required by Item 8 of Schedule 13G

Identification and Classification of Members of the Group

Calyon is a French société anonyme with a registered office located at 9, quai du Président Paul Doumer, 92920 Paris – La Défénse, France. It is registered with the Nanterre Trade and Companies Registry under number 304 187 701. Calyon is 97.74% held by the Credit Agricole Group and controlled by Credit Agricole S.A., which holds directly 95.28% of Calyon’s shares.

Crédit Agricole S.A. is a French société anonyme with a registered office located at 91-93 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 784 608 416 and is the lead bank of the Crédit Agricole Group.